Exhibit 99.3

LETTER TO REGISTERED HOLDERS OF COMMON STOCK

TIB FINANCIAL CORP.

Up to [—] Shares of Common Stock To Be Issued Upon Exercise of Subscription Rights

[—], 2010

Dear Shareholder:

This letter is being distributed by TIB Financial Corp. (“us”, “we”, “our” or the “Company”) in connection with the offering (the “Rights Offering”) by the Company of shares of our common stock (“Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”), which are being distributed, at no cost, to all holders of record of Common Stock as of 4:01 p.m., New York City time, on July 12, 2010 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the prospectus dated [—], 2010, which is enclosed with this letter (the “Prospectus”).

In the Rights Offering, we are offering up to an aggregate of [—] shares of Common Stock to be issued upon the exercise of the Subscription Rights, which is described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., New York City time, on [—], unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”) or cancel the Rights Offering earlier.

As described in the Prospectus, you will receive, at no charge, ten Subscription Rights for each share of Common Stock you owned on the Record Date. Each Subscription Right will allow you to subscribe to purchase [—] share of Common Stock at a subscription price of $[—] per full share (the “Subscription Price”). For example, if you owned 950 shares of Common Stock on the Record Date, you would receive 9,500 Subscription Rights and would have the right to purchase [—] shares of Common Stock (rounded down from [—] shares, with the total subscription payment being adjusted accordingly, as described below) for the Subscription Price.

Each participant in this offering is generally subject to an overall beneficial ownership limit of 4.9%. Any rights exercised by you and any Common Stock subscribed for by you that would cause you to go over the 4.9% ownership limit will not be considered exercised or subscribed for by you, and the portion of the subscription price paid by you for such unexercised rights will be returned to you, without interest or penalty.

You should be aware that there is no over-subscription right associated with the Rights Offering. In addition, no shareholder will backstop the Rights Offering. Neither you nor any shareholder will have the opportunity to purchase additional shares not purchased by other shareholders in the Rights Offering.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of your Subscription Rights to American Stock Transfer and Trust Company (the “Subscription Agent”), by no later than 5:00 p.m., New York City time, on the Expiration Date. Any excess subscription payments that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest or penalty, to you by the Subscription Agent as soon as practicable following the completion of the Rights Offering.

Fractional shares of our common stock resulting from the exercise of the Subscription Rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights Statement to anyone else, and are not evidenced by any certificate. Enclosed for your additional information are copies of the following documents:

•	Prospectus;

•	A Subscription Rights Election Form;

•	Instructions For Use of TIB Financial Corp. Subscription Rights Election Form; and

•	A return envelope addressed to the Subscription Agent.

The first three documents listed above provide additional information on the Rights Offering, the Company and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should read all of these documents carefully in their entirety.

Your prompt action is requested. To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Rights Election Form, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase in the Rights Offering to the Subscription Agent as described further in the Prospectus. Your properly completed and signed Subscription Rights Election Form accompanied by full payment of your total subscription amount, must be received by the Subscription Agent, and your payment must clear, by no later than 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights (unless we are required by law to permit revocation). Any Subscription Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire and you will have no further rights under your Subscription Rights Certificate.

Additional copies of the enclosed materials may be obtained from our Corporate Secretary, Vicki L. Walker, by telephone, at (305) 453-7720. You may also contact our Corporate Secretary if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights.

Very truly yours,

TIB FINANCIAL CORP.

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